Exhibit 99.1

NeuroSense Granted Patents in Europe, Japan, and Israel for its ALS Drug PrimeC

●	Patents valid through 2038

●	Clinical topline results from Phase 2b ALS trial expected in H2 2023

CAMBRIDGE, Mass., Sept. 19, 2023 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a company developing treatments for severe neurodegenerative diseases, today announced that the European, Japan, and Israel Patent Offices have granted the Company a key patent relating to “Compositions comprising an anti-inflammatory drug and a dicer activator for use in treatment of neuronal diseases.” The patents relate to NeuroSense’s unique fixed-dose combination of ciprofloxacin and celecoxib, two U.S. Food and Drug Administration (FDA) approved drugs that are the active ingredients in PrimeC, the Company’s lead drug candidate for treating Amyotrophic Lateral Sclerosis (ALS).

Corresponding patents have been issued in the U.S., Canada, and Australia and are valid through 2038, subject to appropriate maintenance. Additional patent applications relating to the novel formulation of PrimeC and methods for the treatment of other neurodegenerative diseases using NeuroSense’s platform of combination therapies including StabiliC and CogniC are pending as well.

“We are pleased to receive this most recent patent grant in Europe, Japan, and Israel, which adds to our growing IP estate as we expect the clinical read-out from our PARADIGM Phase 2b study towards year’s end. ALS remains a pressing unmet need, and our unwavering commitment to advancing our program, supported by robust intellectual property, underscores our dedication to delivering an effective therapy for individuals battling ALS.” stated Alon Ben-Noon, NeuroSense’s CEO.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of top-line results of, and the results of, the PARADIGM clinical trial. Further, forward-looking statements are subject to a number of risks and uncertainties as a result of which actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include a delay in the reporting of top-line results from PARADIGM clinical trial; greater than anticipated costs and expenses; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials, timing for reporting data; the nature, strategy and focus of the company and further updates with respect thereto; the development and commercial potential of any product candidates of the company; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC), including NeuroSense’s Annual Report on Form 20-F filed with the SEC on March 22, 2023. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

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For further information: Email: info@neurosense-tx.com, Tel: +972 9 799 6183